SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Erasca, Inc.
(Name of Issuer)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

29479A108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29479A108	Schedule 13G	Page 1 of 9

1	Colt Erasca Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,488,040
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,488,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,488,040
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.3509%
12	Type of Reporting Person OO

CUSIP No. 29479A108	Schedule 13G	Page 2 of 9

1	Colt Second Erasca Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,488,040
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,488,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,488,040
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.3509%
12	Type of Reporting Person OO

CUSIP No. 29479A108	Schedule 13G	Page 3 of 9

1	Colt Third Erasca Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,488,040
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,488,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,488,040
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.3509%
12	Type of Reporting Person OO

CUSIP No. 29479A108	Schedule 13G	Page 4 of 9

1	Colt Ventures, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,488,040
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,488,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,488,040
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.3509%
12	Type of Reporting Person PN

CUSIP No. 29479A108	Schedule 13G	Page 5 of 9

1	DBI Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,488,040
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,488,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,488,040
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.3509%
12	Type of Reporting Person OO

CUSIP No. 29479A108	Schedule 13G	Page 6 of 9

1	Barry D. Blanton
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,488,040
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,488,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,488,040
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.3509%
12	Type of Reporting Person IN

CUSIP No. 29479A108	Schedule 13G	Page 7 of 9

ITEM 1.	(a)	Name of Issuer:

Erasca, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

10835 Road to the Cure, Suite 140, San Diego, CA 92121

ITEM 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Colt Erasca Partners, LLC

c/o Colt Ventures, Ltd.

2101 Cedar Springs Rd, Suite 1230

Dallas, TX 75201

Citizenship: Texas

Colt Second Erasca Partners, LLC

c/o Colt Ventures, Ltd.

2101 Cedar Springs Rd, Suite 1230

Dallas, TX 75201

Citizenship: Texas

Colt Third Erasca Partners, LLC

c/o Colt Ventures, Ltd.

2101 Cedar Springs Rd, Suite 1230

Dallas, TX 75201

Citizenship: Texas

Colt Ventures, Ltd.

2101 Cedar Springs Rd, Suite 1230

Dallas, TX 75201

Citizenship: Texas

DBI Management, LLC

2101 Cedar Springs Rd, Suite 1230

Dallas, TX 75201

Citizenship: Texas

Barry D. Blanton

2101 Cedar Springs Rd, Suite 1230

Dallas, TX 75201

Citizenship: Texas

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share (“Common Stock)

	(e)	CUSIP Number: 29479A108

ITEM 3.

Not applicable.

CUSIP No. 29479A108	Schedule 13G	Page 8 of 9

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned: See response to Item 9 on each cover page. The securities disclosed herein as potentially beneficially owned by Colt Ventures, Ltd., DBI Management, LLC and Mr. Blanton are held by entities subject to voting control and investment discretion of Colt Ventures, Ltd., DBI Management, LLC and Mr. Blanton. The foregoing should not be construed in and of itself as an admission by Colt Ventures, Ltd., DBI Management, LLC or Mr. Blanton as to beneficial ownership of the securities held by such entities.

Colt Erasca Partners, LLC is the record owner of 2,881,66 Common Stock shares. Colt Second Erasca Partners, LLC is record owner of 1,002,671 Common Stock shares. Colt Third Erasca Partners, LLC is record owner of 2,603,703 Common Stock Shares.

(b)

Percent of Class: See response to Item 11 on each cover page. Such Common Stock beneficial ownership percentage information presented as of December 31, 2021 is based upon 121,250,375 shares of Common Stock outstanding as of November 4, 2021, and derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

(c)	Number of shares as to which such person has:

(i)	Solepower to vote or to direct the vote: See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote: See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See response to Item 8 on each cover page.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 29479A108	Schedule 13G	Page 9 of 9

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

Colt Erasca Partners, LLC	Colt Second Erasca Partners, LLC

/s/ Darren Blanton	By: Colt Ventures, Ltd., Manager
By: Darren Blanton, Manager	By: DBI Management, LLC, its General Partner

/s/ Darren Blanton
By: Darren Blanton, Managing Member

Colt Third Erasca Partners, LLC	Colt Ventures, Ltd.

By: Colt Ventures, Ltd., Manager By: DBI Management, LLC, its General Partner	By: DBI Management, LLC, its General Partner

/s/ Darren Blanton	/s/ Darren Blanton
By: Darren Blanton, Managing Member	By: Darren Blanton, Managing Member

Colt Ventures, Ltd.	Barry D. Blanton

By: DBI Management, LLC, its General Partner

/s/ Darren Blanton	/s/ Barry Darren Blanton
By: Darren Blanton, Managing Member